Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: November 5, 2014

The following is a press release issued by AMEC announcing the extension of the Offer and filing of the post-effective amendment posted to the Investor section of AMEC’s website, www.amec.com, on November 5, 2014:

AMEC EXTENDS OFFER FOR FOSTER WHEELER AND FILES POST-EFFECTIVE AMENDMENT WITH THE SEC

AMEC plc (“AMEC”) announces that the acceptance period for the offer for Foster Wheeler AG (“Foster Wheeler”) shares has been extended to 11:59 p.m. New York City time on 12 November 2014. AMEC has also filed a post-effective amendment to the registration statement with the US Securities and Exchange Commission (the “Post-Effective Amendment”).

The Offer has been extended to provide Foster Wheeler shareholders an opportunity to review the Post-Effective Amendment, which includes Foster Wheeler’s third quarter results, which were released on 3 November 2014.  As of 11:59 p.m. New York City time on 4 November 2014, approximately 94,410,662 Foster Wheeler shares have been tendered into the Offer, representing 94.291 per cent. of the outstanding shares of Foster Wheeler.

All other terms and conditions of the Offer and the procedures for acceptance as set forth in the offer documents distributed to Foster Wheeler shareholders by AMEC on 7 October 2014 remain unchanged.

Samir Brikho, CEO of AMEC, said “I am delighted that the acquisition process is now nearing the end and completion is expected very soon. With integration planning well underway, we believe the creation of Amec Foster Wheeler is a compelling proposition for our shareholders, our customers and our employees.”

The following is an indicative timetable setting forth dates and times in connection with the Offer, assuming closing of the Offer occurs as expected and the Offer is not further extended.

Original scheduled expiration of the Offer period	4 November 2014

Extended expiration of the Offer period (deadline for tendering Foster Wheeler shares into the Offer)	12 November 2014

Announcement by AMEC of whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived	On or prior to 13 November 2014

Expected commencement of trading of AMEC ADSs on the NYSE on a “when issued” basis(1)	On or about 13 November 2014

Expected settlement date(2)	As soon as reasonably practicable; however, expected to be no later than 24 November 2014

Admission to trading of the AMEC shares on the LSE(3)	On or about 24 November 2014

Record date for interim dividend of 14.8p	28 November 2014

Notes:

(1)             It is currently expected that trading of AMEC ADSs on the NYSE on a conditional ‘‘when-issued basis’’ will commence shortly after the expiration of the Offer. ‘‘When-issued’’ trading refers to a sale or purchase of a security that is made conditionally because the security has been authorised but not yet issued or delivered. The ‘‘when-issued’’ trading market will be a market for AMEC ADSs that are expected to settle on 24 November 2014.

(2)             In the event that the Offer conditions have been satisfied or, if applicable, waived, AMEC will cause AMEC International Investments BV to accept for exchange, and will exchange, all Foster Wheeler Shares that have been validly tendered into, and not withdrawn from, the Offer as of the expiration of the Offer and AMEC will deliver the AMEC Shares as soon as practicable after the expiration of the Offer in accordance with applicable U.S. law. Foster Wheeler Shareholders who elect to receive AMEC ADSs will be issued AMEC ADSs under the facility operated by Deutsche Bank Trust Company Americas.

(3)             Subject to approval by the relevant listing authorities.

Enquiries to:

AMEC plc:	+ 44 (0)20 7429 7500

Julian Walker, Director of Communications

Rupert Green, Investor Relations

FURTHER DETAILS

AMEC announces that the acceptance period for the Offer for all of the issued and to be issued registered shares of Foster Wheeler has been extended and will now close at 11:59 p.m. New York City time on 12 November 2014 (4:59 a.m. London time on 13 November 2014; 5:59 a.m. Zug time on 13 November 2014), unless otherwise extended. AMEC and AMEC International Investments BV, a direct wholly-owned subsidiary of AMEC, have also filed a Post-Effective Amendment.

The Offer was previously scheduled to expire at 11:59 p.m. New York City time on 4 November 2014 (4:59 a.m. London time on 5 November 2014; 5:59 p.m. Zug time on 5 November 2014). The Offer has been extended, in accordance with US tender offer rules and the implementation agreement with Foster Wheeler, to provide Foster Wheeler shareholders an opportunity to review the information included in the Post-Effective Amendment, including the third-quarter results for the period ended 30 September 2014 of Foster Wheeler.

All other terms and conditions of the Offer and the procedures for acceptance as set forth in the offer documents distributed to Foster Wheeler shareholders by AMEC on 7 October 2014 remain unchanged.

Foster Wheeler shareholders who have not yet accepted the Offer are urged to do so as soon as possible and in any event by no later than 11:59 p.m. (New York City time) on 12 November 2014 (4:59 a.m. London time on 13 November 2014; 5:59 a.m. Zug time on 13 November 2014).

Foster Wheeler shareholders holding via intermediaries should confirm the instruction deadline which the intermediaries have established to accept the Offer on their behalf.

American Stock Transfer & Trust Company LLC, the exchange agent for the Offer, has indicated that as of 11:59 p.m. New York City time on 4 November 2014, approximately 94,410,662 Foster Wheeler shares (including 5,856,481 shares subject to notices of guaranteed delivery) have been validly tendered into, and not withdrawn from, the Offer, representing 94.291 per cent. of the outstanding shares of Foster Wheeler. Approximately 88,589,228 Foster Wheeler shares tendered have elected to receive cash and approximately 5,821,434 Foster Wheeler shares tendered have elected to receive AMEC securities.

Foster Wheeler shareholders may obtain copies of the Post-Effective Amendment at www.sec.gov or by directing a request to Georgeson, Inc., the information agent for the Offer, by phone at 1 (888) 206 5896.

NOTICE TO FOSTER WHEELER SHAREHOLDERS: Foster Wheeler shareholders electing to receive AMEC shares in book-entry form are reminded to provide relevant CREST account details to their financial intermediary when providing instructions regarding the tender of their Foster Wheeler shares and/or to the exchange agent when delivering their properly completed and duly executed letter of transmittal.

AMEC (LSE: AMEC) is a focused supplier of consultancy, engineering and project management services to its customers in the world’s oil and gas, mining, clean energy, and environment and infrastructure markets. With annual revenues of some £4 billion, AMEC designs, delivers and maintains strategic and complex assets and employs around 27,000 people in more than 40 countries worldwide. See amec.com.

IMPORTANT INFORMATION:

An offer to purchase all of the issued and outstanding registered shares of Foster Wheeler AG (the “Offer”) is being made by AMEC plc (the “Offeror”) through AMEC International Investments BV, a wholly-owned subsidiary of the Offeror.

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the Offer, the Offeror has filed a registration statement on Form F-4 (as amended), which includes a prospectus, and a Tender Offer statement on Schedule TO (the “Schedule TO”). The Offer is being made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) which have been delivered to Foster Wheeler AG, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler AG shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER AG ARE URGED TO READ ALL DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Offer Document, the Schedule TO and other related documents filed by the Offeror and Foster Wheeler AG are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at the Offeror’s website, www.amec.com or at Foster Wheeler’s website, www.fwc.com, respectively.

While the Offer is being made to all holders of Foster Wheeler AG common shares, this material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler AG and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.